Exhibit 8.1

SUBSIDIARIES OF INNOVIZ TECHNOLOGIES LTD.

Name of Subsidiary	Jurisdiction of Organization
Innoviz Technologies, Inc.	U.S. (Delaware)
Innoviz Technologies GmbH	Germany
Innoviz Software Centre Bucharest S.R.L.	Romania
Innoviz Technologies Trading Shanghai Co., Ltd.	China